FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of December 1, 2004 to December 31, 2004



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................












                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  January 6, 2005





.........................................
(Signed by)
THINAGARAN
Director


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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                   FROM DECEMBER 1, 2004 TO DECEMBER 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



586      Medco Madura Pty Ltd
587      Share Placement

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com

December 24, 2004



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000



                              MEDCO MADURA PTY LTD

     CityView Corporation Limited ("CityView") (ASX:CVI) has entered into an agreement for the sale of one fifth (1/5) of its interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of A$1,108,553 to raise working capital for CityView's administration, general expenses and exploration commitments.

     Upon conclusion of the sale, CityView will hold 20% of the total issued capital of Medco Madura Pty Ltd.

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:    www.cityviewcorp.com

December 30, 2004



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                                 SHARE PLACEMENT

CityView Corporation Limited ("CityView") is pleased to announce the issue of ten million five hundred thousand (10,500,000) ordinary fully paid shares to Bainsford Limited ("Bainsford") which is a co-venturer in Medco Madura Pty Ltd.

Bainsford has agreed to subscribe for the shares in CityView at a price of AUD$0.10 per share. The amount of AUD$1,050,000.00 will be used for additional working capital.

The shares, the subject of the placement will rank equally in all respects (including participation in dividends) with the existing issued shares of the Company and application will be made for official quotation of the shares following their allotment.

None of the directors or parties associated with the directors is participating in the issue.

LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                   FROM DECEMBER 1, 2004 TO DECEMBER 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION





NO DOCUMENTS WERE LODGED WITH ASIC DURING THE MONTH